Via Edgar

September 22, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Krebs,Special Counsel
Kate Beukenkamp, Attorney Adviser
Larry Spirgel, Assistant Director
Claire DeLabar, Senior Staff Accountant
Terry French, Accountant Branch Chief

Re:	Safety Quick Lighting & Fans Corp.
Registration Statement on Form S-1
Filed August 1, 2014, as amended August 5, 2014
File No. 333-197821

Ladies and Gentlemen:

On behalf of Safety Quick Lighting & Fans Corp. (the “Company”), we are writing to respond to the comments raised in the letter, dated August 28, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on August 1, 2014, as amended August 5, 2014 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

Comment 1.	We note that you are registering for resale all of your 35,500,000 outstanding shares of common stock as well as an additional 27,985,919 shares of common stock underlying convertible and exchangeable securities. Please provide your analysis of why the offering is a true secondary offering and not an indirect offering by the company through the selling shareholders to create a market in your shares. Please note that, if the offering is deemed to be an indirect primary offering, the selling shareholders must be identified as underwriters and the offering price of the shares must be fixed for the duration of the offering. Please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Section 612.09, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
Response:	The Compliance and Disclosure Interpretations (“CD&I”) published by the Commission outlines a six factor test to determine whether a secondary offering is a disguised primary offering by an issuer of securities; these factors include: (i) the length of time that each of the selling security holders has held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling security holders of their respective shares of common stock of the Company, (iii) the relationship between the selling security holders and the Company, (iv) whether the selling security holders are in the business of underwriting securities, (v) the amount of shares being registered, and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the Company.

Although the Registration Statement covers 100% of the outstanding common stock of the Company as well as shares underlying the options and warrants, these securities were acquired by investors for the purpose of investment and not with an intent to distribute as represented by such investors in the applicable subscription documents. Additionally, we point to the following factors which support the fact that any offering pursuant to the Registration Statement is a secondary offering and not a disguised primary offering:
•	The length of time the selling security holders have held or will hold the securities before being able to resell. Approximately 100% of the shares held by the selling security holders were purchased prior to June 30, 2014 (in some cases the purchases occurred well before that). Assuming the Registration Statement is declared effective in October 2014 and the Company is able to achieve a listing of its common stock on the OTC Bulletin Board within the next three months, seven months will have passed before the offered shares will be eligible for public resale. This period is approaching the Commission’s Rule 144 one-year holding period for presumptively excluding non-affiliates from “underwriter” status. During this period, the selling security holders have held an illiquid stock with no provision for re-pricing their investment based on future events. This indicates that the selling security holders have clearly acquired their shares with investment intent and borne the risk of their investment.
•	The relationship of the selling security holders to the Company. The Company will not receive any proceeds of the offering by the selling security holders. The holders of approximately 60.1% of the shares registered for resale currently have no relationship to the Company. These holders conducted their purchases with the Company in arm’s length transactions.
•	The nature of the selling security holders and whether they are generally in the business of underwriting securities. The selling security holders are retail oriented investors or individuals and, to the Company’s knowledge, none of the investors are broker/dealers or in the business of underwriting securities.
•	Whether it appears the selling security holder is acting as a conduit for the Company. The Company has no agreement, arrangement or understanding, written or otherwise, with any of the selling security holders to act as a conduit for the Company.
Based on details outlined above in accordance with CD&I, we respectively believe that the Company is not conducting a primary offering but rather a secondary offering to be made on a resale basis by the bonafide security holders who bear the full economic burden and risk of their investment.
Comment 2.	Please revise your disclosure throughout the registration statement to make clear whether you intend to seek quotation on the OTCBB. On page 3 you state that you “intend to have an application filed on our behalf.” However, on the prospectus cover page and page 51 you state that you “have not made a decision to seek quotation on the Over-the-Counter Bulletin Board.”
Response:	In response to your comment, the Company has revised the Registration Statement to make clear that the Company intends to seek quotation on the OTCBB upon effectiveness of the Registration Statement. Please see the Prospectus Cover Page, and pages 5, 16, 21, and 55 of the Registration Statement.

Prospectus Cover Page

Comment 3.	Please disclose the exercise and conversion prices of the options, warrants and convertible debt whose underlying shares you are registering. Remove from the prospectus cover page the potential proceeds you may receive upon exercise of the options and warrants since the holders of these securities may never exercise them.
Response:	In response to your comment, the Company has revised the Registration Statement to disclose the exercise and conversion prices of the options, warrants and convertible debt on the Prospectus Cover Page, and to remove the potential proceeds that may be generated from the exercise of these securities. Please see the Prospectus Cover Page of the Registration Statement, and the Plan of Distribution section, found on page 54 of the Registration Statement.

Prospectus Summary, page 1

Comment 4.	Please disclose in the Prospectus Summary and Risk Factors that your auditors have issued a going concern opinion, explaining what that means.
Response:	In response to your comment, the Company has revised the Registration Statement to disclose that our auditors have issued a going concern opinion and what that means. Please see the Prospectus Summary and the Risk Factors sections, found on pages 1 and 8 of the Registration Statement, respectively.

Our History, page 2

Comment 5.	Please disclose the extent to which you have manufactured or sold any light fixtures or ceiling fans incorporating your SQL technology.
Response:	In response to your comment, the Company has revised the Registration Statement to disclose that number of light fixtures or ceiling fans incorporating the SQL Technology, as well as units of the SQL Technology sold to lighting manufacturers to be installed in their products. Please see the sub-sections titled “Our History and New Business Model” in both the Prospectus Summary and the Business sections, found on pages 1 and 42 of the Registration Statement, respectively.

The Offering, page 3

Comment 6.	Please disclose on page 4 and under “Convertible Notes Offering” on page 20 the material terms of the convertible notes and warrants issued in your notes offerings. Also disclose the principal amount of 12% and 15% Secured Convertible Promissory Notes outstanding and the amount of net proceeds received by the company from the notes offerings.
Response:	In response to your comment, the Company has revised the Registration Statement to disclose additional material terms of the convertible notes and warrants issued in the Company’s Convertible Notes Offering. The Company has also revised the Registration Statement to include the principal amount received and currently outstanding, as well as the net proceeds received by the Company in the Convertible Notes Offering. Please see the Offering and Convertible Notes Offering sections, found on pages 5 and 21 of the Registration Statement, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Comment 7.	In this section you discuss the License Agreement with General Electric Company entered into in June 2011 as part of your new business model. However, on page 27 you discuss how revenues, for example, decreased to $0 in 2013 from $78,000 in 2012 as attributed to the company’s reengineering of its business model to reflect a new business direction. Please reconcile these disclosures.
Response:	In response to your comments 7 through 9, the Company has revised the Registration Statement to provide additional clarification concerning the steps, timing and capital resources needed to implement its New Business Model and the current status of this effort. For a revised description of the Company’s New Business Model, please see the sub-section titled “Our History and New Business Model” in both the Prospectus Summary and the Business sections, found on pages 1 and 42 of the Registration Statement, respectively, and in the sub-section titled “Overview” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section, found on page 28 of the Registration Statement.
In specific response to your comment 7, while the License Agreement was executed in June 2011, other steps were necessary to fully implement the New Business Model. During part of 2012 and all of 2013 the Company generated no revenue while it sought to implement its New Business Model. However, the Company notes in its revisions that, while the Company first started taking steps toward implementing its New Business Model in 2010, residual revenue and other costs reported in 2012 were attributable to business operations and orders placed and honored under the Company’s prior business model. In addition to the sub-sections revised to provide clarity noted above, please see the sub-section titled “Results of Operations for the Year Ended December 31, 2013 compared to the Year Ended December 31, 2012” in the MD&A section, found on page 29 of the Registration Statement.

Comment 8.	Please discuss the steps, timing and capital resources needed to implement your new business model.
Response:	In response to your comments, the Company has revised the Registration Statement to provide additional clarification concerning the steps, timing and capital resources needed to implement its New Business Model. For a revised description of the Company’s New Business Model, please see the sub-section titled “Our History and New Business Model” in both the Prospectus Summary and the Business sections, found on pages 1 and 42 of the Registration Statement, respectively.

Business, page 39

Comment 9.	Please discuss the current status of your operations. Discuss where you are in implementing your new business model.
Response:	In response to your comments, the Company has revised the Registration Statement to provide additional clarification with respect to its New Business Model, including the current status of operations and the Company’s efforts to implement the New Business Model. Please see the sub-section titled “Our History and New Business Model” in both the Prospectus Summary and the Business sections, found on pages 1 and 42 of the Registration Statement, respectively.

Overview, page 39

Comment 10.	You state in this section that your socket and plug products can support appliances up to 50 pounds. However, on page F-40, for example, you state that your device can hold up to 200 pounds. Please reconcile and revise.
Response:	In response to your comment, the Company has revised the Registration Statement and financial statements to be consistent and clear that the socket and plug products can support appliances up to 50 pounds. The inconsistency was due to the fact that our products have been tested to support up to 200 pounds, but are presently certified to support up to 50 pounds. Please see the sub-section titled “Our Company” found in the Prospectus Summary section and Note 1 of the Company’s Consolidated Financial Statements for the periods ended December 31, 2013 and June 30, 2014, found on pages 1, F-10 and F-39 of the Registration Statement, respectively.

Intellectual Property, page 42

Comment 11.	Please revise your disclosure to make clear whether the patents pending in China and India cover the same technology for patents issued in the U.S. Additionally, it does not appear that you have any operations in India. Please explain why you have one issued and one pending patent application in this country.
Response:	In response to your comment, the Company has revised the Registration Statement to disclose for clarification that the technology covered by the patents in China and India cover different aspects of the same technology as the patents issued in the U.S., and to explain the Company’s rationale for the patents in China and India. Please see the sub-section titled “Our Company” found in the Prospectus Summary, and the sub-sections titled “Overview’ and “Intellectual Property” in the Business section, found on pages 1, 41 and 45 of the Registration Statement, respectively.

Financial Statements

Note 5 – Debt, page F-21

Comment 12.	Please expand the disclosure to clarify that the $120,000 of notes payable in default as of December 31, 2013 is classified as a current liability.
Response:	In response to your comment, the Company has revised Note 5 to its Consolidated Financial Statements for the period ended December 31, 2013, which is attached to the Registration Statement, to correct the Company’s disclosure and clarify that there were no notes payable in default as of December 31, 2013. Please see page F-21 of the Registration Statement.

Age of Financial Statements

Comment 13.	Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X.
Response:	In response to your comment, the Company has revised the Registration Statement to update its financial statements and other financial information to include the interim period ended June 30, 2014, pursuant to Rule 8-08 of Regulation S-X. Please see the Summary Financial Data, Risk Factors, Capitalization and MD&A sections, found on pages 7, 8, 20 and 31 of the Registration Statement, respectively, as well as the addition of the Company’s Consolidated Financial Statements and Notes for the period ended June 30, 2014, beginning on page F-32 of the Registration Statement. The Company has also revised its financial statements formatted in Extensible Business Reporting Language (XBRL).

In connection with the Company’s requested acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

/s/ James R. Hills

James R. Hills

cc:

Rani Kohen

Peter J. Gennuso, Esq.